(As filed November 30, 2000)

File No. 70-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C. 20549

FORM U-1/A
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

WPS Resources Corporation
Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, Wisconsin 54301

(Names of companies filing this statement and
  addresses of principal executive offices)

WPS Resources Corporation
(Name of top registered holding company parent)

Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street
Green Bay, Wisconsin 54301
                 (Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Michael S. Nolan
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

The Application or Declaration Under the Public Utility Holding Company Act of 1935 filed by WPS Resources Corporation and Wisconsin Public Service Corporation, Form U-1, filed on October 12, 2000 and amended November 17, 2000, is amended by adding the following to Item 3 (A)(3):

The transfer of the WPSC Transmission Assets to the Transco in exchange for a membership interest in the Transco will not be detrimental to the investors in WPSC. There are currently outstanding approximately $284 million principal amount of WPSC first mortgage bonds which are secured by permanent additions having a depreciated book value of approximately $838 million. Of this amount approximately $473 million of permanent additions (166 2/3% of the principal amount of the bonds) were applied to the issuance of the bonds with the balance available for additional bonding or other applications permitted by the mortgage indenture securing the bonds. The aggregate depreciated book value of the WPSC Transmission Assets is approximately $66 million. Following the release of the WPSC Transmission Assets from the lien of the mortgage indenture, WPSC's outstanding bonds will be secured by permanent additions with a depreciated book value of approximately 271 6/10% of the aggregate principal amount of its outstanding first mortgage bonds.

With respect to the equity investors in WPSC, WPSC's total assets will not be materially affected by the proposed transaction. WPSC will receive directly or indirectly an equity interest in the Transco which approximates the value of the WPSC Transmission Assets transferred to the Transco.

WPSC is required by order of the Public Service Commission of Wisconsin to maintain a capital structure in which equity constitutes 50% to 55% of total capital. The proposed transaction will not adversely affect WPSC's ability to maintain a balanced capital structure in accordance with the requirements of the Public Service Commission of Wisconsin.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

WPS Resources Corporation

By:   /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Wisconsin Public Service Corporation

By:   /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Date: November 30, 2000